UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
830 Post Road East

Suite 205

Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Other Events.

China Ceramics Co., Ltd. (the “Registrant”) intends to use the attached presentation in meetings with investors commencing on June 18, 2012 and at the Marcum Microcap Conference on June 20, 2012. The materials attached as Exhibit 99.1 are incorporated by reference herein.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
99.1	Presentation dated June 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 18, 2012

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Exhibit Name
99.1	Presentation dated June 2012

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